Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143662

SUPPLEMENT NO. 3 DATED JULY 23, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated April 30, 2009, as supplemented by our Supplement No. 1 dated May 18, 2009 and Supplement No. 2 dated June 17, 2009. This Supplement No. 3 must be read in conjunction with our prospectus dated April 30, 2009, as supplemented by our Supplement No. 1 dated May 18, 2009 and our Supplement No. 2 dated June 17, 2009.

Origination of Westin-Galleria Loan

On July 23, 2009, we originated a $65.0 million senior mortgage loan secured by two hotel properties located in the Houston, Texas market, which we refer to as the “Westin Galleria Loan.” The borrower under the Westin Galleria Loan is Walton Houston Galleria Hotels, L.P., an affiliate of Chicago, Illinois-based Walton Street Capital, a private equity real estate sponsor. The Westin Galleria Loan has an initial term of three years, prepayable in the initial term, subject to certain prepayment fees, and is subject to two additional one-year extensions. We earned an origination fee of approximately $975,000 upon the origination of the Westin Galleria Loan. In connection with our origination of the Westin Galleria Loan, we paid our Advisor an acquisition fee of approximately $650,000. The Westin Galleria Loan is an interest-only loan and earns an estimated effective yield of approximately 11.2% (after taking into account the estimated origination fee and acquisition fee paid to our Advisor). We originated the Westin Galleria Loan using net proceeds from our public and private offerings.